Exhibit 99.2
DoubleDown Interactive Co., Ltd.
Condensed Consolidated Financial Statements (unaudited)
September 30, 2023 and September 30, 2022

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Statements of Income and Comprehensive Income
(unaudited, in thousands of U.S. Dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue	$72,983	$78,801	$225,766	$244,857
Operating expenses:
Cost of revenue (1)	23,658	27,119	74,282	83,464
Sales and marketing (1)	10,585	17,214	39,733	55,056
Research and development (1)	4,361	4,691	14,473	13,704
General and administrative (1)	4,644	4,821	14,526	15,771
Loss Contingency (1)	—	70,250	—	141,750
Depreciation and amortization	55	45	158	3,751

Total operating expenses	43,303	124,140	143,172	313,496

Operating income (loss)	$29,680	$(45,339)	$82,594	$(68,639)

Other income (expense):
Interest expense	(443)	(431)	(1,341)	(1,356)
Interest income	3,132	1,948	10,511	2,742
Gain on foreign currency transactions	1,177	541	3,907	856
Gain on foreign currency remeasurement	1,096	8,748	1,484	16,163
Gain (loss) on short-term investments	(7)	5,651	(76)	(155)
Other, net	91	(42)	(4)	(98)

Total other income (expense), net	$5,046	$16,415	$14,481	$18,152

Income (loss) before income tax	$34,726	$(28,924)	$97,075	$(50,487)

Income tax (expense) benefit	(7,796)	4,925	(22,116)	10,926

Net income (loss)	$26,930	$(23,999)	$74,959	$(39,561)

Other comprehensive income (expense):
Pension adjustments, net of tax	(48)	102	(156)	(185)
Loss on foreign currency translation	(1,821)	(6,115)	(3,168)	(11,087)

Comprehensive income (loss)	$25,061	$(30,012)	$71,635	$(50,833)

Earnings (loss) per share:
Basic	$10.87	$(9.69)	$30.25	$(15.97)
Diluted	$10.87	$(9.69)	$30.25	$(15.97)
Weighted average shares outstanding:
Basic	2,477,672	2,477,672	2,477,672	2,477,672
Diluted	2,477,672	2,477,672	2,477,672	2,477,672

(1)	Excluding depreciation and amortization.
See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Balance Sheets
(in thousands of U.S. Dollars, except share amounts)

	September 30,	December 31,
	2023	2022
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$233,936	$217,352
Short-term investments	37,231	67,891
Accounts receivable, net	27,834	21,198
Prepaid expenses, and other assets	6,307	6,441

Total current assets	$305,308	$312,882
Property and equipment, net	440	436
Operating lease right-of-use assets, net	1,726	3,858
Intangible assets, net	35,046	35,051
Goodwill	379,072	379,072
Deferred tax asset	37,683	59,290
Other non-current assets	1,308	1,463

Total assets	$760,583	$792,052

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$10,358	$13,830
Short-term operating lease liabilities	2,020	3,050
Income taxes payable	15	—
Contract liabilities	2,044	2,426
Loss contingency	—	95,250
Current portion of borrowings with related party	37,180	—
Other current liabilities	1,158	1,926

Total current liabilities	$52,775	$116,482
Long-term borrowings with related party	—	39,454
Long-term operating lease liabilities	176	1,625
Other non-current liabilities	9,772	8,265

Total liabilities	$62,723	$165,826

Shareholders’ equity
Common stock, KRW 10,000 par value - 200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	359,280	359,280
Accumulated other comprehensive income	16,036	19,360
Retained earnings	301,346	226,388

Total shareholders’ equity	$697,860	$626,226

Total liabilities and shareholders’ equity	$760,583	$792,052

See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited, in thousands of U.S. Dollars, except share amounts)

	Common shares	Common stock	Additional paid- in- capital	Accumulated other comprehensive income/(loss)	Retained earnings (deficit)	Total shareholders’ equity
Three months ended September 30, 2023
As of July 1, 2023	2,477,672	21,198	359,280	17,905	274,416	672,799
Net income	—	—	—	—	26,930	26,930
Pension adjustments, net of tax	—	—	—	(48)	—	(48)
Loss on foreign currency translation, net of tax	—	—	—	(1,821)	—	(1,821)

As of September 30, 2023	2,477,672	21,198	359,280	16,036	301,346	697,860
Three months ended September 30, 2022
As of July 1, 2022	2,477,672	21,198	671,831	17,774	132,254	843,057
Net loss	—	—	—	—	(23,999)	(23,999)
Pension adjustments, net of tax	—	—	—	102	—	102
Loss on foreign currency translation, net of tax	—	—	—	(6,115)	—	(6,115)
Reduction of Capital Reserve	—	—	(52,361)	—	52,361	—

As of September 30, 2022	2,477,672	21,198	619,470	11,761	160,616	813,045

	Common shares	Common stock	Additional paid- in- capital	Accumulated other comprehensive income/(loss)	Retained earnings (deficit)	Total shareholders’ equity
Nine months ended September 30, 2023
As of January 1, 2023	2,477,672	21,198	359,280	19,360	226,388	626,226
Net income	—	—	—	—	74,959	74,959
Pension adjustments, net of tax	—	—	—	(156)	—	(156)
Loss on foreign currency translation, net of tax	—	—	—	(3,168)	—	(3,168)

As of September 30, 2023	2,477,672	21,198	359,280	16,036	301,346	697,860
Nine months ended September 30, 2022
As of January 1, 2022	2,477,672	21,198	671,831	23,033	147,816	863,878
Net loss	—	—	—	—	(39,561)	(39,561)
Pension adjustments, net of tax	—	—	—	(185)	—	(185)
Loss on foreign currency translation, net of tax	—	—	—	(11,087)	—	(11,087)
Reduction of Capital Reserve	—	—	(52,361)	—	52,361	—

As of September 30, 2022	2,477,672	21,198	619,470	11,761	160,616	813,045
See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Statements of Cash Flows
(unaudited, in thousands of U.S. Dollars)

	Nine months ended September 30,
	2023	2022
Cash flow from (used in) operating activities:
Net income (loss)	$74,959	$(39,561)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	158	3,751
Gain on foreign currency remeasurement	(1,484)	(16,163)
Loss on short-term investments	76	155
Deferred taxes	21,110	(26,716)
Working capital adjustments:
Accounts receivable	(6,847)	703
Prepaid expenses, other current and non-current assets	1,090	(1,391)
Accounts payable, accrued expenses and other payables	(3,381)	1,033
Contract liabilities	(382)	(80)
Income tax payable	15	—
Loss Contingency	(95,250)	141,750
Other current and non-current liabilities	1,055	8,215

Net cash flows from (used in) operating activities	$(8,881)	$71,696
Cash flow from (used in) investing activities:
Purchases of intangible assets	—	(3)
Purchases of property and equipment	(173)	(164)
Disposals of property and equipment		27
Issuance of note receivable	(1,086)	—
Purchases of short-term investments	(47,465)	(366,449)
Sales of short-term investments	75,633	366,293

Net cash flows from (used in) investing activities	$26,909	$(296)
Cash flow from (used in) financing activities:

Net cash flows from (used in) financing activities:	$—	$—
Net foreign exchange difference on cash and cash equivalents	(1,444)	(2,992)

Net decrease in cash and cash equivalents	$16,584	$68,408

Cash and cash equivalents at beginning of period	$217,352	$242,060
Cash and cash equivalents at end of period	$233,936	$310,468
Cash paid during year for:
Interest	—	—
Income taxes	$20	$11,415
See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Notes to Condensed Consolidated Financial Statements (unaudited)
Note 1: Description of business
Background and nature of operations
DoubleDown Interactive Co., Ltd. (“DDI,” “we,” “us,” “our” or the “Company”) was incorporated in 2008 in Seoul, Korea as an interactive entertainment studio, focused on the development and publishing of casual games and mobile applications. DDI is a subsidiary of DoubleU Games Co., Ltd. (“DUG” or “DoubleU Games”), a Korean company and our controlling shareholder holding 67.1% of our outstanding shares. The remaining 32.9% of our outstanding shares are held by STIC Special Situation Private Equity Fund (“STIC”, 20.2%) and the remainder by participants in our IPO (12.7%). In 2017, DDI acquired DoubleDown Interactive, LLC
(“DDI-US”)
from International Gaming Technologies (“IGT”) for approximately $825 million.
DDI-US,
with its principal place of business located in Seattle, Washington, is our primary revenue-generating entity.
We develop and publish digital gaming content on various mobile and web platforms through our multi-format interactive all-in-one
game experience concept. We host
DoubleDown Casino, DoubleDown Classic, DoubleDown Fort Knox and Undead World
within various formats.
The American Depositary Shares, each representing 0.05 share of our common share, trade on the NASDAQ Stock Market under the symbol “DDI.”
Capital Reserve Reallocation
On August 26, 2022, the shareholders approved the reduction of the Company’s capital reserve in the amount of
~~W~~
70,000,000,000 pursuant to Article
461-2
of the Korean Commercial Code at an Extraordinary General Meeting of Shareholders.
On December 28, 2022, the shareholders approved the reduction of the Company’s capital reserve in the amount of
~~W~~
330,000,000,000 pursuant to Article
461-2
of the Korean Commercial Code at an Extraordinary General Meeting of Shareholders.
Basis of preparation and consolidation
Our unaudited condensed consolidated financial statements include all adjustments of a normal, recurring nature necessary for the fair presentation of the results for the interim periods presented. The results for the interim period presented are not necessarily indicative of those for the full year. The condensed consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended December 31, 2022.
The condensed consolidated financial statements include the balances and accounts of DDI and our controlled subsidiaries. All significant inter-company transactions, balances and unrealized gains or losses have been eliminated. We view our operations and manage our business as one operating segment.
Use of estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures. We regularly evaluate estimates and assumptions related to provisions for income taxes, revenue recognition, expense accruals, deferred income tax asset valuation allowances, valuation of goodwill and intangibles, and legal contingencies. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and the actual results, future operating results may be affected.
Functional currency and translation of financial statements
Our functional currency is the Korean Won (“KRW”) and the U.S. Dollar (“dollar,” “USD,” “US$,” or “$”) is the functional currency of our United States subsidiaries. The accompanying consolidated financial statements are presented in USD. The consolidated balance sheets have been translated at the exchange rates prevailing at each balance sheet date. The consolidated statement of comprehensive income and statement of cash flows have been translated using the weighted-average exchange rates prevailing during the periods of each statement. The equity capital is denominated in the functional currency, KRW, and is translated at historical exchange rates. All translation adjustments resulting from translating into the reporting currency are accumulated as a separate component of accumulated other comprehensive income in shareholders’ equity. Gains or losses resulting from foreign currency transactions are included in other income (expense).

Intercompany monetary items denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date with the gain or loss arising on translation recorded to other income (expense). Intercompany non-monetary
items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.
Cash and cash equivalents
We consider all money market funds and short-term investments with a maturity of three months or less when acquired to be cash and cash equivalents. Cash and cash equivalents are held by high credit quality financial institutions and balances may exceed limits of federal insurance. We have not experienced any losses resulting from these excess deposits.
Financial instruments and concentration of credit risk
Financial instruments, which potentially expose us to concentrations of credit risk, consist primarily of cash and cash equivalents, accounts receivable and short-term investments.
Accounts receivable are recorded and carried at the net invoiced amount, which is net of platform payment processing fees, unsecured, and represent amounts due to us based on contractual obligations where an executed contract exists. We do not require collateral and have not recognized an allowance as management estimates the net receivable is fully collectible. Apple, Inc. (“Apple”), Facebook, Inc. (“Facebook”), and Google, LLC (“Google”) represent significant distribution, marketing, and payment platforms for our games. A substantial portion of our revenue was generated from players who accessed our games through these platforms and a significant concentration of our accounts receivable balance is comprised of balances owed to us by these platforms.
The following table summarizes the percentage of revenues and accounts receivable generated via our platform providers in excess of 10% of our total revenues and total accounts receivable:

	Revenue Concentration
	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Apple	56.5%	54.1%	55.7%	54.2%
Facebook	16.2%	24.2%	17.2%	24.2%
Google	18.1%	18.6%	18.6%	18.7%

	Accounts Receivable Concentration
	As of September 30,	As of December 31,
	2023	2022
Apple	62.5%	55.8%
Facebook	9.4%	20.4%
Google	10.5%	17.7%
Note 2: Revenue from Contracts with Customers
Our social and mobile apps operate on a
free-to-play
model, whereby game players may collect virtual currency free of charge through the passage of time or through targeted marketing promotions. If a game player wishes to obtain virtual currency above and beyond the level of free virtual currency available to that player, the player may purchase additional virtual currency. Once a purchase is completed, the virtual currency is deposited into the player’s account and is not separately identifiable from previously purchased virtual currency or virtual currency obtained by the game player for free.
Once obtained, virtual currency (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than gameplay within our apps. When virtual currency is played on any of our games, the game player could “win” and would be awarded additional virtual currency or could “lose” and lose the future use of that virtual currency. We have concluded that our virtual currency represents consumable goods, because the game player does not receive any additional benefit from the games and is not entitled to any additional rights once the virtual currency is substantially consumed.
Control transfers when the virtual currency is consumed for gameplay. We recognize revenue from player purchases of virtual currency based on the consumption of this currency. We determined through a review of play behavior that game players generally do not purchase additional virtual currency until their existing virtual currency balances, regardless of source (e.g., bonus currency, gifted currency through social media channels, daily free chips, etc.), have been substantially consumed.

Based on an analysis of customers’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding, we are able to estimate the rate that virtual currency is consumed during gameplay. Accordingly, revenue is recognized using a user-based revenue model with the period between purchases representing the timing difference between virtual currency purchase and consumption. This timing difference is relatively short.
We continuously gather and analyze detailed customer play behavior and assess this data in relation to our judgments used for revenue recognition.
We generate a small portion of our revenue from subscription services. All monthly subscription fees are prepaid and non-refundable
for a
one-month
period and auto-renew until the end customer terminates the service with the platform provider the subscription services originated. The subscription revenue is recognized on a daily basis beginning on the original date of purchase and has no impact on a customer purchased virtual currency.
Disaggregation of revenue
We believe disaggregation of our revenue based on platform and geographical location are appropriate categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.
The following table represents our disaggregation of revenue between mobile and web platforms (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Mobile	$61,130	$59,150	$186,928	$184,033
Web	11,853	19,651	38,838	60,824

Total	$72,983	$78,801	$225,766	$244,857

The following table presents our revenue disaggregated based on the geographical location of our players (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
U.S. (1)	$63,719	$70,044	$197,551	$214,394
International	9,264	8,757	28,215	30,463

Total	$72,983	$78,801	$225,766	$244,857

(1)	Geographic location is presented as being derived from the U.S. when data is not available.
Principal-agent considerations
Our revenue contracts are with game players who are our customers. We have exclusive control over all content, pricing, and overall functionality of games accessed by players. Our games are played on various third-party platforms for which the platform providers collect proceeds from our customers and remit us an amount after deducting a fee for processing and other agency services. We record revenue at the gross amount charged to our customers and classify fees paid to platform providers (such as Apple, Facebook, and Google) within cost of revenue, contract assets, contract liabilities and other disclosures.
Contract assets, contract liabilities and other disclosures
Customer payments are based on the payment terms established in our contracts. Payments for purchase of virtual currency are required at time of purchase, are non-refundable
and relate to
non-cancellable
contracts that specify our performance obligations. All payments are initially recorded as revenue, as the player has no right of return after the purchase, consistent with our standard terms and conditions. Based on our analysis, at each period end, we estimate the number of days to consume virtual currency. This represents the revenue amount where the performance obligation has not been met and is deferred as a contract liability until we satisfy the obligation. The contract asset consists of platform fees for which revenue has not been recognized. For subscription revenue, the remaining portion of the daily ratable monthly subscription is recorded as a contract liability and the applicable platform fees as a contract asset.

The following table summarized our opening and closing balances in contract assets and contract liabilities (in thousands):

	As of September 30,	As of December 31,
	2023	2022
Contract assets (1)	$613	$728
Contract liabilities	2,044	2,426

(1)	Contract assets are included within prepaid expenses and other assets in our consolidated balance sheet.
Note 3: Short-term investments
The Company holds investments in marketable securities with the intention of selling these investments within a relatively short period of time
(3-6
months). As such, gains or losses from holding or trading these securities were recognized in the Statements of Income. At September 30, 2023, short term investments comprised of fixed time deposits classified as trading.
Note 4: Goodwill and intangible assets
There were no changes to the carrying amount of goodwill in the three months and nine months ended September 30, 2023. We recognized an aggregate $269.9 million impairment of goodwill and intangibles in 2022. Changes in the carrying amount of intangible assets were as follows (in thousands):

		September 30, 2023				December 31, 2022
	Useful life	Gross amount	Accumulated amortization	Impairment	Net amount	Gross amount	Accumulated amortization	Impairment	Net amount
Goodwill	indefinite	$633,965	$—	$(254,893)	$379,072	$633,965	$—	$(254,893)	$379,072
Trademarks	indefinite	50,000	—	(15,000)	35,000	50,000	—	(15,000)	35,000
Customer relationships	4 years	75,000	(75,000)	—	—	75,000	(75,000)	—	—
Purchased technology	5 years	45,423	(45,423)	—	—	45,423	(45,423)	—	—
Development costs	3 years	9,486	(9,486)	—	—	9,486	(9,486)	—	—
Software	4 years	2,467	(2,421)	—	46	2,462	(2,411)	—	51

Total		$816,341	$(132,330)	$(269,893)	$414,118	$816,336	$(132,320)	$(269,893)	$414,123

The following reflects amortization expense related to intangible assets included with depreciation and amortization (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Amortization Expense	$4.2	$3.7	$12.5	$3,624
Note 5: Debt
The components of debt at September 30, 2023 and December 31, 2022 are as follows (in thousands):

	As of September 30,	As of December 31,
	2023	2022
4.60% Senior Notes due to related party due 2024	$37,180	$39,454

Total debt	37,180	39,454
Less: Short-term debt	37,180	—

Total Long-term debt	$—	$39,454
4.60% Senior Notes due to related party due 2024
The 4.60% Senior Notes due to related party, which collectively total KRW100 billion (US$74 million) at inception, accrue 4.60% interest quarterly on the outstanding principal amount until maturity. Interest and principal are due in full at maturity (May 27, 2024).

Note 6: Fair value measurements
The carrying values of our accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities and short-term borrowings approximate their fair values due to the short-term nature of these instruments.
Our cash equivalents (Level 1 of fair value hierarchy) consist of money market funds and Korean government bonds totaling $233.9 million, and short-term investments (Level 2 of fair value hierarchy) comprised of fixed time or certificates of deposit with maturity periods greater than 90 days totaling $37.2 million as of September 30, 2023. As of December 31, 2022, our cash equivalents (Level 1 of fair value hierarchy) consisted of money market funds and Korean government bonds totaling $217.4 million, and short-term investments (Level 2 of fair value hierarchy) comprised of fixed time or certificates of deposit with maturity periods greater than 90 days totaling $67.9 million. We rely on credit market data to track interest rates for other entities with similar risk profiles.
We record all debt at inception at fair value. We perform subsequent analysis on available data to evaluate the fair value of our borrowing as of the balance sheet date. We rely on credit market data to track interest rates for other entities with similar risk profiles. As of September 30, 2023, we believe the fair value of our senior notes (a Level 3 estimate) would be $1.1 million lower than face value due to the overall increase in interest rates during the past year. We do not believe the difference between carrying value and fair value has changed materially due to foreign exchange exposure or our credit worthiness.
Note 7: Income taxes
We are subject to federal and state income taxes in Korea and the United States. We account for our provision for income taxes in accordance with ASC 740, Income Taxes, which requires an estimate of the annual effective tax rate for the full year to be applied to the interim period, taking into account year-to-date amounts
and projected results for the full year.
Our effective tax rate varies from the statutory Korean income tax rate due to the effect of foreign rate differential, withholding taxes, state and local income taxes, research and development credits, and a valuation allowance on Korean deferred tax assets. Our effective tax rate could fluctuate significantly from quarter to quarter based on variations in the estimated and actual level of pre-tax income
or loss by jurisdiction, changes in enacted tax laws and regulations, and changes in estimates regarding non-deductible expenses
and tax credits. As of September 30, 2023, and December 31, 2022, we have provided a valuation allowance against certain foreign net deferred tax assets that we believe, based on the weight of available evidence, are not more likely than not to be realized.
The income tax expense of $7.8 million for the three months ended September 30, 2023, reflects an effective tax rate of 22.4% which is higher than the effective tax rate of 17.0% for the three months ended September 30, 2022. The increase in rate from 2022 to 2023 is primarily due to foreign currency gains.
The effective tax rate of 22.8% for the nine months ended September 30, 2023, is higher than the Korean statutory rate of 19%, primarily due to foreign rate differential and state taxes. The effective rate of 22.8% includes a change in the state tax rate and withholding taxes.
Note 8: Net income per share
Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities. Diluted net income per share is computed by dividing net income by the weighted-average number of common shares and dilutive common share equivalents outstanding for the period determined using the treasury-stock and if-converted methods.
There were no potentially dilutive securities outstanding in either period presented.
Note 9: Leases
We are lessee for corporate office space in Seattle, Washington and Seoul, Korea. The lessor for our Seoul, Korea leases is our parent, DoubleU Games (see Note 12). Our leases have remaining terms of thirteen to sixty months. We do not have any finance leases. Our total variable and short-term lease payments are immaterial for all periods presented.
The Seattle, Washington lease originated in July 2012 and consists of 49,375 square feet. The lease will expire in October 2024.
In September 2023, we executed a new sublease with our parent, DUG, for 28,497 square feet of office space in Gangnam-gu, Seoul,
Korea. The lease term commences in October 2023, and will expire in September 2028.

Supplemental balance sheet and cash flow information related to operating leases is as follows (in thousands):

	As of September 30, 2023	As of December 31, 2022
Operating lease right-of-use asset	$2,196	$4,675
Accrued rent	470	817

Total operating lease right-of-use asset, net	$1,726	$3,858

Short-term operating lease liabilities	2,020	3,050
Long-term operating lease liabilities	176	1,625

Total operating lease liabilities	$2,196	$4,675
Supplemental cash flow information related to leases was as follows (in thousands):

	Nine months ended September 30,
	2023	2022
Cash paid for amounts included in the measurement of operating lease liabilities	$2,547	$2,352
Note 10: Accumulated other comprehensive income
Changes in accumulated other comprehensive income (AOCI) by component for the three and nine months ended September 30, 2023 and 2022 were as follows (in thousands):

Three months ended September 30, 2023	Currency Translation Adjustments	Defined Benefit Pension Plan	Total
Balance at July 1, 2023	$19,444	$(1,540)	$17,904
Foreign currency translation loss, net of tax	(1,821)	—	(1,821)
Actuarial gain/(loss), net of tax	—	(48)	(48)

Balance as of September 30, 2023	$17,624	$(1,588)	$16,036

Three months ended September 30, 2022	Currency Translation Adjustments	Defined Benefit Pension Plan	Total
Balance at July 1, 2022	$19,339	$(1,565)	$17,774
Foreign currency translation loss, net of tax	(6,115)	—	(6,115)
Actuarial gain/(loss), net of tax	—	102	102

Balance as of September 30, 2022	$13,224	$(1,463)	$11,761

Nine months ended September 30, 2023	Currency Translation Adjustments	Defined Benefit Pension Plan	Total
Balance at January 1, 2023	$20,792	$(1,432)	$19,360
Foreign currency translation loss, net of tax	(3,168)	—	(3,168)
Actuarial gain/(loss), net of tax	—	(156)	(156)

Balance as of September 30, 2023	$17,624	$(1,588)	$16,036

Nine months ended September 30, 2022	Currency Translation Adjustments	Defined Benefit Pension Plan	Total
Balance at January 1, 2022	$24,311	$(1,278)	$23,033
Foreign currency translation loss, net of tax	(11,087)	—	(11,087)
Actuarial gain/(loss), net of tax	—	(185)	(185)

Balance as of September 30, 2022	$13,224	$(1,463)	$11,761

We do not tax effect foreign currency translation gain/(loss) because we have determined such gain/(loss) is permanently reinvested and actuarial gain/(loss) is not tax effected due to a valuation allowance applied to our deferred tax assets.
Note 11: Commitments and contingencies
Legal contingencies
On April 12, 2018, a class-action lawsuit was filed against
DDI-US
demanding a return of unfair benefit under the pretext that the Company’s social casino games are not legal in the State of Washington, United States. Similar class-action lawsuits were concurrently filed with certain of our competitors, certain of which, announced settlements which the court has recently approved. On April 25, 2021, plaintiffs filed their Second Amended Complaint, changing their allegations to include an additional corporate entity of co-defendant,
IGT.
IGT tendered its defense of the lawsuit to
DDI-US
and sought indemnity for any damages from the lawsuit, based on various agreements associated with IGT’s sale of
DDI-US.
DDI-US
had previously tendered its defense to IGT and sought indemnity from it.
On August 29, 2022,
DDI-US
entered into an agreement in principle to settle the aforementioned
Benson
class action and associated proceedings, pursuant to which, among other things, IGT and
DDI-US
would contribute $269.75 million and $145.25 million, respectively, to the settlement fund. This agreement in principle received final court approval with the final contribution to the settlement fund made in June, 2023. The Company had an accrual of $95.25 million for the year ended December 31, 2022, which was cleared by a $95.25 million payment in the second quarter of 2023.
Publishing and license agreements
DoubleU Games
We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019 and November 27, 2019. Pursuant to the DoubleU Games License Agreement, DoubleU Games grants us an exclusive license to develop and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee to DoubleU Games in connection with these rights, with certain customary terms and conditions. The agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in
DDI-US.
In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement. As of September 30, 2023, we licensed approximately 49 game titles under the terms of this agreement.
International Gaming Technologies (“IGT”)
In 2017, we entered into a Game Development, Distribution, and Services agreement with IGT, and it was subsequently amended on January 1, 2019. Under the terms of the agreement, IGT will deliver game assets so that we can port (a process of converting the assets into functioning slot games by platform) the technology for inclusion in our gaming apps. The agreement includes game assets that are used to create new games. Under the agreement, we pay IGT a royalty rate of 7.5% of revenue for their proprietary assets and 15% of revenue for third-party game asset types. We also pay a monthly fee for porting. The initial term of the agreement is ten (10) years with up to two additional five-year periods. Costs incurred in connection with this agreement for the three months ended September 30, 2023 and 2022 totaled $1.5 million and $2.2 million, respectively, and are recognized as a component of cost of revenue. Costs incurred in connection with this agreement for the nine months ended September 30, 2023 and 2022 totaled $5.4 million and $7.2 million, respectively, and are recognized as a component of cost of revenue.

Note 12: Related party transactions
Our related party transactions comprise of expenses for use of intellectual property, borrowings, and sublease previously described. We may also incur other expenses with related parties in the ordinary course of business, which are included in the consolidated financial statements.
The following is a summary of expenses charged by our parent, DoubleU Games (in thousands):

	Three months ended September 30,		Nine months ended September 30,		Statement of
	2023	2022	2023	2022	Income and Comprehensive Income Line Item
Royalty expense (see Note 11)	$513	$832	$1,963	$2,522	Cost of revenue
Interest expense (see Note 5)	442	431	1,323	1,356	Interest expense
Rent expense (see Note 9)	308	300	932	955	General and administrative expense
Other expense	41	59	176	173	General and administrative expense
Amounts due to our parent, DUG, are as follows (in thousands):

	At September 30,	At December 31,	Statement of Consolidated
	2023	2022	Balance Sheet Line Item
4.6% Senior Notes with related party	$37,180	$—	Current portion of borrowings with related party
4.6% Senior Notes with related party	—	39,454	Long-Term borrowing with related party
Royalties and other expenses	176	315	A/P and accrued expenses
Short-term lease liability	—	1,066	Short-term operating lease liabilities
Accrued interest on 4.6% Senior Notes with related party	8,679	7,852	Other non-current labilities
Long-term lease liability	—	—	Long-term lease liabilities
Note 13: Defined benefit pension plan
We operate a defined benefit pension plan under employment regulations in Korea. The plan services the employees located in Seoul and is a final wage-based pension plan, which provides a specified amount of pension benefit based on length of service. The total benefit obligation of $3.6 million and $4.0 million was included in other non-current
liabilities as of September 30, 2023 and December 31, 2022, respectively, and the change in actuarial gains or losses, which is not significant, was included in other comprehensive income. The plan is funded.
Note 14: Subsequent Event
On October 31, 2023, the Company closed its previously announced acquisition of iGaming operator, SuprNation AB (“SuprNation”), for a total cash consideration €34.3 million (or approximately $36.5 million based on an exchange rate of €1 = $1.064 as of October 27, 2023). The acquisition diversifies the digital games categories that the Company addresses with the addition of three real-money iGaming sites in Western Europe. Following the closing, SuprNation AB is now a direct, wholly-owned subsidiary of DDI-US. Due to the recency of the transaction, it was impracticable to reflect the acquisition of SuprNation in the Company’s third quarter financials.